EXHIBIT 4.10

                        WARRANT PURCHASE AGREEMENT


 This WARRANT PURCHASE AGREEMENT, dated as of May 27, 1997 (the
"Agreement") is by and between Continental Airlines, Inc., a Delaware corporation (the "Company") and Air Partners, L.P., a Texas limited partnership ("Air Partners").

                                 RECITALS

 WHEREAS, Air Partners is the record owner of warrants to purchase up to 4,150,885 shares of Class B common stock, par value $.01 per share (Class B common stock") of the Company (the "Warrants"), issued pursuant to that certain Warrant Agreement dated as of April 27, 1993 between the Company in its corporate capacity and the Company in its capacity as warrant agent (the "Warrant Agreement"), consisting of (i) Warrants to purchase 2,500,821 shares of Class B common stock having a Warrant Price of $7.50 per share (the "$7.50 Warrants") and (ii) Warrants to purchase 1,650,064 shares of Class B common stock having a Warrant Price of $15.00 per share (the "$15.00 Warrants"); and

 WHEREAS, Air Partners desires to sell, and the Company desires to purchase, certain of the Warrants, on the terms and subject to the conditions hereinafter set forth;

 NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the parties hereto agree as follows:

1. Air Partners agrees to sell, and the Company agrees to purchase, (i) $7.50 Warrants to purchase 2,314,687 shares of Class B common stock (the "Purchased $7.50 Warrants") at a price (on a per Warrant basis) equal to the positive difference between the Market Price per Share and $7.50 (the "Intrinsic Value of the $7.50 Warrants"), and (ii) $15.00 Warrants to purchase 1,527,855 shares of Class B common stock (the "Purchased $15.00 Warrants" and together with the Purchased $7.50 Warrants, the "Purchased Warrants") at a price (on a per Warrant basis) equal to the positive difference between the Market Price per Share and $15.00 (the "Intrinsic Value of the $15.00 Warrants"). As used herein, Market Price per Share shall mean the per share closing price, regular way, of the Class B common stock on the New York Stock Exchange, Inc. on the date hereof, which the parties agree is $35.00 per share. The closing of the purchase and sale of the Purchased Warrants shall take place on June 2, 1997 (the "Closing Date") at the principal offices of the Company at 2929 Allen Parkway, Suite 2010, Houston, Texas.

2. On the Closing Date, (a) Air Partners will transfer to the Company full right, title and interest in and to the Purchased Warrants, free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances or adverse claims of any kind or nature in respect of such Purchased Warrants, and shall deliver to the Company a certificate or certificates representing such Purchased Warrants, in each case duly endorsed for transfer or accompanied by appropriate transfer powers duly endorsed, and
(b) the Company shall pay Air Partners, in full payment for the Purchased Warrants, an amount equal to the sum of (i) the Intrinsic Value of the $7.50 Warrants multiplied by 2,314,687, and (ii) the Intrinsic Value of the $15.00 Warrants multiplied by 1,527,855, which amount (totalling $94,210,992.50) shall be wire transferred in immediately available funds to a bank account within the United States specified by Air Partners to the Company in writing prior to the Closing Date.

3. The Company's obligation to purchase the Purchased Warrants shall be subject to the satisfaction or written waiver by Continental of the following condition: (i) no preliminary or permanent injunction or other order against the purchase of the Purchased Warrants issued by any federal, state or other court of competent jurisdiction within or without the United States shall be in effect.

4. (a) This Agreement may be altered or amended only with the written consent of both parties. This Agreement is not assignable, and shall be governed by, and construed in accordance with, the laws of the State of New York. This Agreement is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof, and all prior agreements or understandings, written or oral, with respect thereto are superseded hereby. This Agreement may be executed by the parties in counterparts, each of which sh all be deemed an original, but all of which together shall constitute one and the same instrument.

 (b) All notices and other communications required or permitted hereunder shall be in writing and shall be delivered (i) by personal delivery or (ii) by sending a facsimile transmission of a copy of such writing, addressed as follows:

      if to the Company:

      Continental Airlines, Inc.
      2929 Allen Parkway, Suite 2010
      Houston, Texas  77019
      Attention:  Chief Financial Officer and General Counsel
      Fax:  713 834-2687

      if to Air Partners:

      Air Partners, L.P.
      201 Main Street, Suite 2420
      Fort Worth, Texas  76102
      Attn:  James G. Coulter
      Fax:  817 871-4010

All notices and other communications hereunder shall be deemed to have been given upon actual delivery when given by personal delivery, and upon receipt of facsimile confirmation when delivered by facsimile transmission.

 IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                               CONTINENTAL AIRLINES, INC.

                               By:/s/ Lawrence W. Kellner
                                  Lawrence W. Kellner
                                  Executive Vice President

                               AIR PARTNERS, L.P.

                               By:  1992 Air GP, as General Partner

                                    By: 1992 Air, Inc., as General
                                         Partner


                                         By:/s/ James J. O'Brien
                                         Name:  James J. O'Brien
                                         Title:  V.P.